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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ECO2 PLASTICS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
465619203
(CUSIP Number)
HOWARD S. ZEPRUN
CHIEF ADMINISTRATIVE OFFICER AND GENERAL COUNSEL
TRIDENT CAPITAL, INC.
505 HAMILTON AVENUE
PALO ALTO, CA 94301
TELEPHONE: (650) 289-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	465619203

1	NAMES OF REPORTING PERSONS IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Trident Capital Management-VI, L.L.C. 20-1884507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		395,160,276 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		395,160,276 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

395,160,276 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Comprised of the following beneficially owned shares: (i) 75,160,274 shares of Series B-1 Convertible Preferred Stock, (ii) the option to purchase 120,000,000 shares of Series B-2 Convertible Preferred Stock, (iii) Convertible Secured Promissory Notes (the “Notes”) convertible into 133,333,334 shares of Series C Convertible Preferred Stock when issued as of the date of filing and (iv) warrants (the “Warrants”) immediately exercisable for a total of 66,666,668 shares of Common Stock. As of the date of this filing, each share of Series B-1 Convertible Preferred Stock is convertible into one share of Common Stock and each share of Series C Convertible Preferred Stock, when created, is convertible into one share of Common Stock. The shares of Series B-1 Convertible Preferred Stock, the Notes and the Warrants are held by Trident Capital Fund-VI, L.P. (“TCVI”) and Trident Capital Fund-VI Principals Fund, L.L.C. (“TCVIP”). TCVI holds 72,354,136 shares of Series B-1 Convertible Preferred Stock, Notes convertible into 128,355,283 shares of Series C Convertible Preferred Stock and Warrants to purchase 64,177,643 shares of Common Stock. TCVIP holds 2,806,138 shares of Series B-1 Convertible Preferred Stock, Notes convertible into 4,978,051 shares of Series C Convertible Preferred Stock and Warrants to purchase 2,489,025 shares of Common Stock. Trident Capital Management-VI, L.L.C. is the sole general partner of TCVI and the sole managing member of TCVIP.

CUSIP No.	465619203

1	NAMES OF REPORTING PERSONS IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Trident Capital Fund-VI, L.P. 20-1884612

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		264,887,062

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		264,887,062

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	264,887,062

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	465619203

1	NAMES OF REPORTING PERSONS IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Trident Capital Fund-VI Principals Fund, L.L.C 20-1904114

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		10,273,214

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,273,214

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,273,214

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1.	Security and Issuer
The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Common Stock”) of Eco2 Plastics, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 680 Second Street, Suite 200, San Francisco, CA 94107. The Common Stock is quoted on the OTC Bulletin Board (“OTCBB”) under the symbol “ECOO.E”.

Item 2.	Identity and Background
The entities filing this statement are Trident Capital Management-VI, L.L.C. (“TCMVI”), Trident Capital Fund-VI, L.P. (“TCVI”) and Trident Capital Fund-VI Principals Fund, L.L.C. (“TCVIP,” and together with TCMVI and TCVI, the “Trident Entities”). TCMVI serves as the sole general partner of TCVI and as the sole managing member of TCVIP. TCVI is a Delaware limited partnerships whose principal business is investing in various companies. TCVIP is a Delaware limited liability company whose principal business is also investing in various companies. The principal office of the Trident Entities is located at 505 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.
During the last five years, neither the Trident Entities nor, to the best knowledge of the Trident Entities, any managing director of TCMVI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
On August 22, 2008, TCVI and TCVIP (i) entered into Convertible Secured Promissory Notes (the “August 22, 2008 Promissory Notes”) with the Issuer convertible into an aggregate amount of 33,333,334 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) as of the date of this filing and (ii) purchased warrants (the “August 22, 2008 Warrants”) immediately exercisable for an aggregate of 16,666,667 shares of Common Stock of the Issuer. On August 28, 2008, TCVI and TCVIP (i) entered into Convertible Secured Promissory Notes (the “August 28, 2008 Promissory Notes” and, together with the August 22, 2008 Promissory Notes, the “August 2008 Promissory Notes”) with the Issuer convertible into an aggregate amount of 33,333,334 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) as of the date of this filing and (ii) purchased warrants (the “August 28, 2008 Warrants,” and, together with the August 22, 2008 Warrants, the “August 2008 Warrants”) immediately exercisable for an aggregate of 16,666,667 shares of Common Stock of the Issuer.
On September 15, 2008, TCVI and TCVIP (i) entered into Convertible Secured Promissory Notes (the “September 2008 Promissory Notes”) with the Issuer convertible into an aggregate amount of 66,666,666 shares of Series C Preferred Stock as of the date of this filing and (ii) purchased warrants (the “September 2008 Warrants”) immediately exercisable for an aggregate of 33,333,334 shares of Common Stock of the Issuer. As of the date of this filing, each share of Series C Preferred Stock, when created, is convertible into one share of Common Stock. None of the funds used for the purchase consisted of funds or other consideration borrowed. The source of funds for the August 2008 Promissory Notes, the August 2008 Warrants, the September 2008 Promissory Notes and the September 2008 Warrants was from capital contributions from the respective partners of each of the Trident Entities.

Item 4.	Purpose of Transaction
The Trident Entities acquired the Issuer’s securities for investment purposes.
Subject to applicable legal requirements, the Trident Entities may purchase additional securities of the Issuer from time to time in open market or in private transactions, depending on their evaluation of Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning Issuer, the reaction of Issuer to the Trident Entities’ ownership of the Issuer’s securities, other opportunities available to the Trident Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Trident Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the Trident Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide. The Trident Entities have the right to designate one member of the Board of Directors of the Issuer.

Other than as described in this Item 4 and Item 6 below, the Trident Entities do not have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a), (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of September 15, 2008. Percentages are based on (i) 549,441,434 issued and outstanding shares of Common Stock as confirmed by the Issuer on August 25, 2008, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person. These shares of Series B-1 Convertible Preferred Stock, Series B-2 Convertible Preferred Stock and Series C Convertible Preferred Stock are convertible into shares of Common Stock of the Issuer.

Ownership/Power	TCMVI (1)	TCVI (2)	TCVIP(3)
Beneficial Ownership (4)	395,160,276	264,887,062	10,273,214
Percentage of Class	41.8%	32.5%	1.8%
Sole Voting Power	395,160,276	264,887,062	10,273,214
Shared Voting Power	0	0	0
Sole Dispositive Power	395,160,276	264,887,062	10,273,214
Shared Dispositive Power	0	0	0

(1)	Consists of the shares beneficially owned by TCVI and TCVIP and the option to purchase 120,000,000 shares of Series B-2 Convertible Preferred Stock. See notes (2) through (4) to this table. TCMVI is the sole general partner of TCVI and the sole managing member of TCVIP.

(2)	Comprised of 72,354,136 shares of Series B-1 Convertible Preferred Stock, promissory notes convertible into 128,355,283 shares of Series C Convertible Preferred Stock and warrants to purchase 64,177,643 shares of Common Stock.

(3)	Comprised of 2,806,138 shares of Series B-1 Convertible Preferred Stock, promissory notes convertible into 4,978,051 shares of Series C Convertible Preferred Stock and warrants to purchase 2,489,025 shares of Common Stock.

(4)	Each share of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock is convertible into one share of Common Stock as of the date of filing. The Series C Convertible Preferred Stock, when issued, is convertible into one share of Common Stock as of the date of filing. The conversion rate is subject to adjustment as provided in the Series B-1 and B-2 Certificate of Designations and the Series C Certificate of Designations.
(c) On August 22, 2008, TCVI and TCVIP (i) entered into the August 22, 2008 Promissory Notes with the Issuer convertible into an aggregate amount of 33,333,334 shares of Series C Preferred Stock as of the date of filing and (ii) purchased the August 22, 2008 Warrants immediately exercisable for an aggregate of 16,666,667 shares of Common Stock of the Issuer. On August 28, 2008, TCVI and TCVIP (i) entered into the August 28, 2008 Promissory Notes with the Issuer convertible into an aggregate amount of 33,333,334 shares of Series C Preferred Stock as of the date of filing and (ii) purchased the August 28, 2008 Warrants immediately exercisable for an aggregate of 16,666,667 shares of Common Stock of the Issuer. On September 15, 2008, TCVI and TCVIP (i) entered into the September 2008 Promissory Notes with the Issuer convertible into an aggregate amount of 66,666,666 shares of Series C Preferred Stock as of the date of this filing and (ii) purchased the September 2008 Warrants immediately exercisable for an aggregate of 33,333,334 shares of Common Stock of the Issuer.
On September 15, 2008, TCVI and TCVIP (i) entered into the September 2008 Promissory Notes with the Issuer convertible into an aggregate amount of 66,666,666 shares of Series C Preferred Stock as of the date of this filing and (ii) purchased the September 2008 Warrants immediately exercisable for an aggregate of 33,333,334 shares of Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Securities Subscription Agreement
On June 4, 2008, the Issuer entered into a Securities Subscription Agreement (the “Agreement”) with TCVI and TCVIP. Under the Agreement, TCVI and TCVIP purchased 75,160,274 shares of Series B-1 Preferred Stock for $1,503,205.48, or $0.020 per share.
Under the Agreement, as long as any shares of Series B-1 Preferred Stock or Series B-2 Convertible Preferred Stock (the “Series B-2 Preferred Stock,” together with the Series B-1 Preferred Stock, the “Series B Preferred Stock”) are outstanding, the Issuer will not issue any debt or equity securities with rights or preferences superior to those of the Series B Preferred Stock with respect to the distribution of assets on any liquidation, dissolution or winding up of the Issuer, without the consent of a majority of the then outstanding shares of Series B Preferred Stock.
Under the Agreement, the Issuer also covenants that (a) neither the Issuer nor its affiliates will sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any “security” (as defined in the Securities Act of 1933, together with the rules and regulations of the Securities and Exchange Commission promulgated thereunder, the “Securities Act”) that could be integrated with the sale of the Series B Preferred Stock in a manner which would required the registration under the Securities Act of the Series B Preferred Stock, (b) the Issuer will not become, at any time prior to the expiration of three years after the Closing Date (as defined in the Agreement), one of several entities required to be registered under the Investment Company Act, (c) none of the proceeds of the Series B Preferred Stock will be used to reduce or retire any insider note or convertible debt held by an officer or director of the Issuer, except to the extent the notes or debt are being cancelled as consideration for purchase of shares under the Agreement; (d) the shares of Common Stock into which the Series B Preferred Stock are convertible will be traded on the National Association of Securities Dealers OTC Bulletin Board or other market on which the Issuer’s shares are subsequently listed or traded, immediately following the later of (i) their issuance or (ii) declaration of effectiveness of the Registration Statement by the SEC; (e) the Issuer will use its reasonable best efforts to obtain and keep director’s and officers’ liability insurance in an amount reasonably acceptable to certain of the investors; (f) at the request of holders of a majority of the then outstanding shares of Series B Preferred Stock and Common Stock issued upon conversion thereof (voting together on an as-converted into Common Stock basis), the Issuer will use commercially reasonable efforts to list the Common Stock on the Nasdaq National Market, provided that the Issuer meets, or is in a position to meet, applicable listing requirements and (g) within 45 calendar days of the Initial Closing Date (as defined in the Agreement), the Issuer’s certificate of incorporation and the Series B Certificate of Designations will have been amended to authorize an additional 130,000,000 shares of preferred stock, of which at least 129,083,453 shares will be designated Series B-2 Preferred Stock, or the amount necessary to allow for the full amount of the shares to be issued on the Second Closing Date (as defined in the Agreement).
Additionally, the Agreement provides that the Issuer will use the cash proceeds from the sale of the Series B-1 Preferred Stock to purchase new equipment for the Issuer, reduce trade payables, and repay one short term note, with the remainder of the proceeds to be available for growth initiatives.
Under the Agreement, the Issuer agrees to issue and sell to the Trident Entities, and the Trident Entities have the option, at their sole discretion, to purchase from the Issuer at any time on or prior to September 30, 2008 (the “Second Closing Date”) up to an aggregate of 120,000,000 shares of Series B-2 Preferred Stock at a price of $0.025 per share. The Second Closing Date is subject to change upon the occurrence of certain events and the consummation of the transactions is subject to the satisfaction of certain conditions. The Issuer has also covenanted that, within 45 calendar days of the Initial Closing Date, it will amend its certificate of incorporation and the Series B Certificate of Designations to authorize an additional 130,000,000 shares of Preferred Stock, of which at least 129,083,453 will be designated Series B-2 Preferred Stock.
First Amendment to Securities Subscription Agreement
On August 22, 2008, the Issuer entered into the First Amendment to the Agreement (the “Amendment”). The Amendment amends the closing date and sale price of the purchase of Series B-2 Preferred Stock under the Agreement. The Amendment provides that the Trident Entities have the option, at their sole discretion, to purchase from the Issuer at any time on or prior to March 31, 2009 (the “Amended Second Closing Date”) up to an aggregate of 120,000,000 shares of Series B-2 Preferred Stock at a price of $0.0175 per share. The consummation of the transactions is subject to the satisfaction of certain conditions.

Certificates of Designations
The rights and privileges of the Series B Preferred Stock are contained in the Amended and Restated Certificate of Designations of Preferences and Rights of Series B-1 and Series B-2 Convertible Preferred Stock. The rights and privileges of the Series C Preferred Stock are contained in the Certificate of Designations of Preferences and Rights of Series C Convertible Preferred Stock. Each share of Series B Preferred Stock and Series C Preferred Stock is convertible into one share of the Issuer’s Common Stock, subject to adjustment as provided in the respective Certificate of Designations.
The holders of outstanding shares of Series B Preferred Stock, Series A Convertible Preferred Stock (the “Series A Preferred Stock”), and Series C Preferred Stock (together, the “Senior Preferred Stock”) of the Issuer, are entitled to receive, on a pari passu basis, when, as and if declared by the board of directors, dividends of 5% of the original issue price per annum, in preference to the holders of Common Stock and any junior securities.
Upon any dissolution or winding up of the Issuer, whether voluntary or involuntary, and subject to the rights of any series of preferred stock that may come into existence, the holders of each outstanding share of Series C Preferred Stock are entitled to be paid first out of the assets of the Corporation available for distribution to shareholders, before any payment shall be made to the holders of the Common Stock, the Series A Preferred Stock, the Series B Preferred Stock or any other stock ranking junior to the Series C Preferred Stock. The holders of each outstanding share of the Series B Preferred Stock are entitled to be paid out of the assets of the Issuer available for distribution to shareholders before any payment is made to the holders of Common Stock, the Series A Preferred Stock or any other stock ranking junior to the Series B Preferred Stock. The holders of each outstanding share of Series C Preferred Stock and the Series B Preferred Stock are entitled to receive an amount per share equal to (a) the original issue price of each share of Series B Preferred Stock or Series C Preferred Stock, respectively (as adjusted for any stock splits, stock dividends or recapitalizations) plus (b) any declared but unpaid dividends on each share. If the holders of the Series C Preferred Stock or Series B Preferred Stock would have been entitled to receive a greater amount had all of the holders of convertible stock converted their shares into Common Stock immediately prior to the event at the then applicable conversion price, then the holders of the Series C Preferred Stock or Series B Preferred Stock will receive the greater amount.
Each of the Series C Preferred Stock and Series B Preferred Stock is not redeemable, except that in the event of a Change of Control (as defined in section (e)(iii) of the Certificate of Designations), holders of a majority of the then outstanding Series C Preferred Stock or Series B Preferred Stock can require redemption at the original issue price plus any accrued and unpaid dividends. Any shares of Series C Preferred Stock or Series B Preferred Stock requested to be redeemed, but not repurchased on the designated repurchase date, will begin to accrue dividends at an annual rate of 6% of the original issue price, compounded semiannually from the date originally set for redemption, and will remain convertible into common stock until actual redemption.
So long as 40% or more of the total amount of Issuer’s Series B Preferred Stock initially issued remain outstanding, the holders of Series B Preferred Stock are entitled to vote as a separate class to elect three members of the Issuer’s Board of Directors.
For so long as any shares of Series C Preferred Stock remain outstanding, the affirmative vote of at least 60% of the holders of the then outstanding shares of Series C Preferred Stock, voting separately as a single class, shall be necessary to take any of actions (a) through (g) below. For so long as any shares of Series B Preferred Stock remain outstanding, the approval of a majority of the outstanding shares of Series B Preferred Stock is also necessary to take any of actions (a) through (g). The following actions require approval as described above: (a) any transactions with affiliates, except on an arms-length basis; (b) authorize, create or issue any class or series of capital stock or other securities convertible into equity securities having any right, preference or privilege senior to or on a parity with the Series B Preferred Stock, or reclassify any existing security to be senior to, or on a parity with, the Series C Preferred Stock or Series B Preferred Stock, respectively; (c) any increase or decrease in the total authorized shares of the Senior Preferred Stock; (d) any amendment to the rights, preferences or privileges of the Senior Preferred Stock; (e) any bankruptcy filing or liquidation of the Issuer or any significant subsidiary; (f) any payment of any dividend or distribution on any shares of capital stock of the Issuer, other than dividends paid on the preferred stock of the Issuer and (g) the purchase or redemption of any shares of now or hereafter authorized capital stock (except for under certain circumstances).

The holders of Series C Preferred Stock have the right to convert issued and outstanding shares of Series C Preferred Stock at any time into Common Stock at the rate in effect at the time of conversion. In addition, subject to certain provisions, upon election by holders of at least 60% of the then outstanding shares of Series C Preferred Stock, all issued and outstanding shares of Senior Preferred Stock will be automatically converted into Common Stock at the rate in effect at the time of conversion. The holders of Series B Preferred Stock have the right to convert issued and outstanding shares of Series B Preferred Stock at any time into Common Stock at the rate in effect at the time of conversion. Subject to certain provisions, upon election by holders of a majority of the then outstanding shares of Series B Preferred Stock, all issued and outstanding shares of Series B and Series A Preferred Stock will be automatically converted into Common Stock at the rate in effect at the time of conversion.
The conversion price of the Series B Preferred Stock and Series C Preferred Stock is subject to adjustment due to stock splits and combinations, certain dividends and distributions, reclassification exchange or substitution, and reorganization, mergers, consolidations or sales of assets.
Convertible Note and Warrant Purchase Agreement
On September 2, 2008, the Issuer entered into a Convertible Note and Warrant Purchase Agreement, (the “Purchase Agreement”) with TCVI and TCVIP and other purchasers as named therein. Under the Purchase Agreement, the August 2008 Promissory Notes, August 2008 Warrants and September 2008 Promissory Notes purchased by TCVI and TCVIP are governed by the terms of, and considered issued pursuant to, the Purchase Agreement.
Under the Purchase Agreement, the Issuer may issue a maximum amount of convertible secured promissory notes (the “Notes”) of $5,000,000. The Issuer may issue warrants (the “Warrants”) to purchase, at an exercise price of $0.015 per share, that number of shares of Common Stock of the Issuer equal to 33.3333333 multiplied by the principal amount of the loan of each purchaser under the Purchase Agreement.
Under the Purchase Agreement, the Issuer may, at one or more additional closings (each, an “Additional Closing”), offer and sell any authorized but unsold Notes and Warrants to persons acceptable to the Board of Directors of the Issuer without obtaining the signature, consent or permission of any of the purchasers under the Purchase Agreement (the “Purchasers”) during the period following September 2, 2008 until September 15, 2008.
Under the Purchase Agreement, the Issuer also covenants that (a) the proceeds of the issuance of securities under the Purchase Agreement will be used to purchase new equipment and spare parts for the Issuer’s continuous flow CO2 cleansing process and Pla.to pre-cleaning systems, reduce trade payables, fund operations through December 2008, with the remainder of the proceeds to be available for growth initiatives approved by the Board of Directors; (b) none of the proceeds of the loans made under the Purchase Agreement will be used to reduce or retire any existing debt of the Issuer (other than for trade payables), except to the extent notes or debt are being cancelled as consideration for purchase of securities by a Purchase and as specifically set forth on Schedule I of the Purchase Agreement; (c) neither the Issuer nor any of its affiliates will sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any “security” (as defined in the Securities Act) that could be integrated with the sale of the Securities (as defined in the Purchase Agreement) which would require registration of the Securities under the Securities Act; (d) the Issuer will not become, at any time prior to the expiration of three years after the Closing Date, an open-end investment company, unit investment trust, closed-end investment company or face-amount certificate company that is required to be registered under the Investment Company Act; (e) the Issuer will use its best efforts to do and perform all things required to be done and performed by it under the Purchase Agreement and other Transaction Documents (as defined in the Purchase Agreement) and to satisfy all conditions precedent on its part to the obligations of the Purchasers to purchase and accept delivery of the Securities; (f) with respect to any shares of the Issuer’s capital stock issued upon exercise of the Warrants and upon conversion of the Notes, the Purchasers will be entitled to all of the registration and other rights set forth in the Investor Rights Agreement dated as of June 4, 2008, (the “Investor Rights Agreement”), as if such shares were included in the definition of “Registrable Securities” under the Investor Rights Agreement and the Issuer will take action as may be reasonably necessary to assure that the granting of registration rights to the Purchasers does not violate the provisions of the Investor Rights Agreement or any of the Issuer’s charter documents or rights of prior grantees of registration rights; (g) so long as any principal amount and accrued interest remains outstanding under the Notes issued pursuant to the Purchase Agreement, the Issuer will not, without the written consent of Purchasers holding Notes representing at least 60% of the principal amount of all Notes then outstanding, incur, guaranty, assume or otherwise become obligated to pay indebtedness, other than amounts under equipment leases existing as of the Initial Closing Date, accounts payable and other obligations incurred in the ordinary course of business, other than pursuant to the Purchase Agreement.

Additionally, the Purchase Agreement provides that the Issuer will indemnify TCVI and TCVIP and other specified purchasers (the “Indemnified Parties”), against any Losses (as defined in the Purchase Agreement), joint or several, to which the Indemnified Party may become subject under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if the settlement is effected with the written consent of the Issuer), insofar as the Losses arise out of or are based in whole or in party on any inaccuracy in the representations and warranties of the Issuer contained in the Purchase Agreement or any failure of the Issuer to perform its obligation under the Purchase Agreement. The Issuer will reimburse each Indemnified Party for any legal and other expenses reasonably incurred as the expenses are incurred by the Indemnified Party in connection with investigation, defending, settling compromising or paying any Loss. However, the Issuer will not be liable to the extent that any Loss arises out of or is based upon the inaccuracy of any representations made by the Indemnified Party in the Purchase Agreement.
Ancillary agreements include (a) an Amended and Restated Security Agreement dated as of September 2, 2008 between the Issuer and Trident Capital, Inc. as Collateral Agent, (b) an indemnification agreement for Trident Capital’s representative on the Board of Directors, and (c) an investor rights agreement (the “Investor Rights Agreement”) dated as of June 4, 2008 between the Issuer and TCVI and TCVIP
Amended and Restated Security Agreement
Under the Amended and Restated Security Agreement (the “Security Agreement”), the Issuer grants to the investors, including TCVI and TCVIP, a security interest in all of the Issuer’s right, title and interest in, to and under the Collateral (as defined in the Security Agreement); provided, however, that the security interest granted by the Security Agreement is subordinate to any perfected security interest granted by the Issuer in connection with the Senior Debt (as defined in the Security Agreement). Trident Capital, Inc. is appointed Collateral Agent and is authorized to act as the agent of each investor.
Director’s Indemnification Agreement
Under the Director’s Indemnification Agreement (the “Indemnification Agreement”) the Issuer agrees, among other things, to indemnify the Trident Entities’ designee to the Board of Directors to the fullest extent permitted by applicable law.
Investor Rights Agreement
Under the Investor Rights Agreement, the investors signatory thereto (the “Investors”), subject to holding a minimum number of shares, have preemptive rights to purchase shares in future issuances of securities by the Issuer and rights to financial information. Pursuant to the terms of the Investor Rights Agreement, the Issuer has agreed to file, upon the written notice of holders of at least 40% of Registrable Securities (as defined in the Investor Rights Agreement), on or after 90 days after the date of the Investor Rights Agreement, a registration statement to enable the resale of the Registrable Securities. If the Issuer is not permitted to include all Registrable Securities, it will use reasonable best efforts to file additional registration statements. In the case that the number of Registrable Securities to be registered on a particular registration statement is limited by rule or regulation, the number of Registrable Securities to be registered on the registration statement will be reduced on a pro rata basis based on the number of shares of unregistered Common Stock issuable upon conversion of the convertible securities held by the Investor.
If at any time until the fourth anniversary of the Investor Rights Agreement, the Issuer files a registration statement for an underwritten public offering of its equity securities, it will give notice to the holders of Registrable Securities and will include in the registration all Registrable Securities specified in a written request made within 7 days after receipt of the written notice. This registration right is conditioned upon certain actions of the holder. The Issuer also has agreed to limit, in certain circumstances, the terms of registration rights granted after the date of the Investor Rights Agreement. The Investors have agreed to certain limits on the transferability of registration rights. Pursuant to the terms of the Investor Rights Agreement, the Trident Entities may designate one representative to the Issuer’s Board of Directors. In addition, one of the four prior members of the Board of Directors will resign at such time as requested by holders of a majority of the outstanding shares of Series B Preferred Stock to permit the election of a new member approved by a majority of the remainder of the Board of Directors.
The Issuer has agreed to indemnify the Investors and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Statement

Exhibit 2:	Securities Subscription Agreement, filed as Exhibit 4.4 to the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on 06/10/2008 and incorporated herein by reference.

Exhibit 3:	Certificate of Designations of Preferences and rights of Series B-1 and Series B-2 Convertible Preferred Stock of ECO2 Plastics, Inc., filed as Exhibit 4.2 to the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on 06/10/2008 and incorporated herein by reference.

Exhibit 4:	Investor Rights Agreement, filed as Exhibit 4.3 to the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on 06/10/2008 and incorporated herein by reference.

Exhibit 5:	Convertible Note and Warrant Purchase Agreement, filed as Exhibit 10.1 to the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on 09/19/2008 and incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trident Capital Fund-VI, L.P.
Trident Capital Fund-VI Principals Fund, L.L.C.

Executed on behalf of the foregoing funds by the
undersigned as an authorized signatory of Trident Capital
Management-VI, L.L.C., which serves as the sole general
partner of Trident Capital Fund-VI L.P. and the sole
managing member of Trident Capital Fund-VI Principals
Fund, L.L.C.:

October 2, 2008
Date

/s/ Donald R. Dixon
Signature

Donald R. Dixon Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Series B Preferred Stock of Eco2 Plastics, Inc. is filed on behalf of each of the undersigned.
Dated: October 2, 2008

Trident Capital Fund-VI, L.P.
Trident Capital Fund-VI Principals Fund, L.L.C.

Executed on behalf of the foregoing funds by the
undersigned as an authorized signatory of
Trident Capital Management-VI, L.L.C., which
serves as the sole general partner of Trident
Capital Fund-VI L.P. and the sole managing
member of Trident Capital Fund-VI Principals
Fund, L.L.C.:

/s/ Donald R. Dixon
Signature

Donald R. Dixon Name/Title